SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 1164771

As at February 14, 2003

NORTHERN DYNASTY MINERALS LTD.

800 West Pender Street, Suite 1020
Vancouver , British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: February 14, 2003

* Print the name and title of the signing officer under his signature.
_____________________________________________________________________________

NORTHERN DYNASTY MINERALS LTD.

1020 - 800 W Pender Street
Vancouver BC Canada V6C 2V6
Tel 604 684 6365 Fax 604 684 8092
Toll Free 1 800 667 2114
http://www.hdgold.com

  $850,000 FINANCING COMPLETES

February 14, 2003, Vancouver, BC - Ronald W. Thiessen, President and CEO of Northern Dynasty Minerals Ltd. (TSX Venture: NDM; OTCBB: NDMLF) announces that further to Northern Dynasty's news releases of December, 2002 the Company has completed the financing of 1,700,000 Units priced at $0.50 of which 1,300,000 units are designated as flow through. Each Unit comprises one Common share and one Common share purchase warrant exercisable to purchase an additional Common share at $0.60 until January 14, 2005. The warrants are subject to an accelerated expiry in the event Northern Dynasty's shares trade at or in excess of $1.00 for 10 consecutive days on the TSX Venture, after the four month hold period has expired and the securities are free trading. Then warrant holders will be given notice of this fact and the warrants will expire, if not exercised, in 45 days. The flow through proceeds will be used to explore a Canadian property, while the balance will fund working capital and general corporate purposes.

For further details on Northern Dynasty Minerals Ltd. and its Pebble Project please visit the Hunter Dickinson website at www.hdgold.com or contact Investor Services at (604) 684-6365 or within North America at 1-800-667-2114.

ON BEHALF OF THE BOARD OF DIRECTORS

s/s Ronald W. Thiessen

Ronald W. Thiessen
President and CEO

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements. For more information on the Company, Investors should review the Company's home jurisdiction filings that are available at www.sedar.com.